SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Preview of income statement for third quarter 2006

2.	Webcast presentation dated November 16, 2006, entitled “3rd Quarter 2006 Preliminary Results”

Item 1 Preview of income statement for third quarter 2006

Income from operations reaches Eu1,772 million

Unaudited figures (IFRS)

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05	THIRD QUARTER 2006 RESULTS	Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
REPORTED EARNINGS (Million euro)
1,759	1,690	1,772	0.7	INCOME FROM OPERATIONS	4,800	5,066	5.5
950	920	869	-8.5	NET INCOME	2,571	2,651	3.1

PROFORMA INDICATORS (Million euro)
1,814	1,602	1,616	-10.9	ADJUSTED OPERATING INCOME	4,862	4,802	-1.2
951	857	844	-11.3	ADJUSTED NET INCOME	2,527	2,545	0.7

EARNINGS PER SHARE
0.78	0.75	0.71	-8.5	Euro per share	2.11	2.17	3.1
0.94	0.96	0.90	-4.3	Dollars per share	2.54	2.75	8.3

THIRD QUARTER 2006 HIGHLIGHTS

•	Net income in the third quarter was Eu869 million. These quarterly results benefited from high crude oil prices similar to those of second quarter 2006, but suffered a significant cut in refining margins in comparison with the extraordinary margins posted in third quarter 2005 due to the effect of the hurricanes in the Gulf of Mexico.

•	Income from operations in third quarter 2006 was Eu1,772 million. Excluding non-recurring items, adjusted operating income reached Eu1,616 million. EBITDA was Eu2,424 million, down 3.0% year-on-year, and earnings per share were Eu0.71.

•	Production in the quarter was 1,128,100 boepd, 2.5% less than the 2005 equivalent, mainly because of the migration from operating concessions to joint ventures in Venezuela as of last April, and lower production in Argentina, partially compensated by an increase in production in Albacora Leste (Brazil), Trinidad & Tobago, and Camisea (Peru).

•	Sacyr Vallehermoso, with the announcement on 16 October last that it had acquired 9.24% of Repsol YPF capital equity, has joined the company as a new long-term shareholder, thereby reaffirming the independent business and industrial project of Repsol YPF as detailed in the corporation’s Strategic Plan. On 15 November, Sacyr Vallehermoso announced that the total stake in the company, held directly and indirectly, is higher than 15%.

•	In Bolivia, on 29 October, Repsol YPF and the Government of Bolivia executed the new operating agreements that will govern the company’s activities in this country within the new legal framework established by the Bolivian authorities pursuant to the new Hydrocarbon Law and the Nationalisation Decree enacted on 1 May of this year.

•	On 10 November 2006, BHP Billiton, jointly with Hess Corporation and Repsol YPF, announced that the consortium had acquired the Genghis Khan field from Anadarko Petroleum Corporation. The field has the same geological structure as the Shenzi project. The total cost for the transaction is $1.35 billion dollars and includes oil and gas reserves estimated at 65-170 million barrels of oil equivalent.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

1.1.- Third quarter results

Net income this quarter fell 8.5% year-on-year to Eu869 million.

It is important to point out that third quarter 2005 included a positive impact of Eu166 million in stocks whereas in third quarter 2006, this effect is approximately Eu4 million in the opposite sense, before taxes in both cases. These results also include non-recurring items with a positive impact of Eu25 million.

EBITDA fell 3.0% year-on-year to Eu2,424 million, and earnings per share were Eu0.71 in third quarter 2006 versus Eu0.78 in the same quarter 2005.

Oil prices remained high in this quarter, above the levels registered in third quarter 2005 (with Brent oil at $69.60 per barrel versus $61.63 per barrel the year before), and were similar to the $69.59 per barrel averaged in second quarter 2006. The company’s refining margin indicator in this third quarter was lower than in the same quarter 2005, which was affected by the hurricanes in the Gulf of Mexico.

As for marketing, sales margins on fuel in Spain were higher than third quarter 2005 levels. Margins in Argentina continued at negative levels because, since mid-2004, international price increases cannot be passed through to retail prices.

In the Chemical business area, margins were wider on both base and derivative chemicals, and sales improved. Lastly, the gas and power business reflected the good performance by this area in Latin America with continued growth in marketing margins in Spain, and higher earnings in the power business in Spain.

1.2.- January to September 2006 results

Net income in the first three quarters of 2006 was Eu2,651 million versus Eu2,571 million in the same period a year earlier. Income from operations rose 5.5% year-on-year. EBITDA reached Eu7,135 million. Earnings per share went from Eu2.11 in the first nine months of 2005 to Eu2.17 in the same period 2006.

Crude oil prices were very high throughout the period, with average Brent oil prices up 24.7%. Refining margin indicators fell 20.5% year-on-year, to $6.58 per barrel. In Marketing, a rise in international feedstock prices, which could not be passed on to the market, resulted in lower margins in Argentina versus the first three quarters of 2005.

With respect to the Chemical business, international margins were higher whereas there was a negative impact from higher energy costs year-on-year. Finally, in the Gas & Power business, income from January to September 2006 followed the growth trend reported in previous income statements with respect to distribution activities in Latin American, and gas marketing and the power business in Spain.

2. BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures (IFRS)

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05		Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
1,061	1,012	962	-9.3	INCOME FROM OPERATIONS (Million euro)	2,549	2,890	13.4
1,069	1,008	1,126	5.3	ADJUSTED INCOME FROM OPERATIONS (Million euro)	2,664	3,053	14.6
527,5	498,0	503,3	-4.6	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	537,1	503,4	-6.3
3,536	3,371	3,508	-0.8	GAS PRODUCTION (Million scf/d)	3,477	3,404	-2.1
1,157.2	1,098.3	1,128.1	-2.5	TOTAL PRODUCTION (Thousand boepd)	1,156.3	1,109.6	-4.0
376	651	2,260	501.1	INVESTMENTS (Million euro)	931	3,386	263.7
69	35	88	27.5	EXPLORATION EXPENSE (Million euro)	170	209	22.9

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05	REALISATION PRICES	Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
61.63	69.59	69.60	12.9	Brent ($/bbl)	53.74	66.99	24.7
63.31	70.72	70.54	11.4	WTI ($/bbl)	55.61	68.26	22.7
42.50	49.51	50.57	19.0	LIQUIDS ($/bbl)	36.27	47.65	31.4
1.55	1.97	2.12	36.8	GAS ($/Kscf)	1.47	2.06	40.1

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

Income from operations in third quarter 2006 was Eu962 million. Excluding non-recurring items, adjusted income from operations was up 5.3%.

The rise in adjusted income is due to higher realisation prices, partially offset by increased taxes, both because of higher revenues as well as the implementation of new tax regime in Bolivia, in addition to greater amortization expenses resulting from the negative adjustment in reserves at the beginning of the year. Additionally, the depreciation of the dollar against the euro and the widespread rise in costs throughout the industry also had an adverse impact on the year-on-year comparison.

On the upside was the previously mentioned rise in crude oil reference prices and narrower year-on-year differentials for heavy crude from Southern Argentina, plus higher gas realisation prices in Trinidad & Tobago and Argentina.

Tax on exports in Argentina continued to curtail income from operations, which in the case of crude oil, also suffered the impact of this tax on domestic refining prices for intra-group sales and sales to other operators.

Repsol YPF liquids realisation prices averaged $50.57 per barrel in the third quarter 2006 versus $42.50 per barrel a year earlier and $49.51 per barrel in second quarter 2006. The differential with respect to crude oil reference prices remained similar year-on-year as the effect of the 31% discount on liquids in Argentina, applied in 2006 on higher prices is countered by the fall in differentials for heavy crude oil from the south of the country and a considerable increase in the realisation price in Venezuela as a result of migration to joint ventures.

The average price of gas in the quarter was $2.12 per thousand cubic feet, up 36.8% year-on-year, mainly driven by higher average gas selling prices in Trinidad & Tobago, in Venezuela (where figures rose because of migration to joint ventures), and in Argentina, where the average of $1.51 per Kscf in this quarter was 19.2% up year-on-year.

At 1,128,100 boepd, total production in third quarter 2006 was 2.5% down year-on-year. This drop is mainly attributable to a fall in production in Venezuela (46,500 boepd) due to the migration from operating concessions to joint ventures and problems in gas production delivery to PDVSA (8,300 boepd), the impact of oil prices on PSCs in Algeria (2,600 boepd), as well as lower liquids and gas production in Argentina caused by declining fields.

On the positive side, production in Trinidad & Tobago rose to 140,900 boepd, boosted by the start up of the fourth train at Atlantic LNG and the incorporation of TSP. In addition, in Peru, production from the Camisea field was incorporated and, in Brazil, the Albacora Leste field started production in April. Production growth was ongoing in Bolivia despite the breakage of an offshoot of the Margarita-San Antonio oil pipeline, which is still not in full operation.

Crude oil and liquids production in the quarter was 503,300 bpd, 4.6% lower year-on-year. Output in ABB (Argentina, Bolivia & Brazil) was 390,600 bpd, falling 1.8% because of a 2.5% production drop in Argentina and in Bolivia, partially offset by production from Albacora Leste, in Brazil. Production in the rest of the world was 112,700 bpd, down 13.2% mainly because of a drop in production in Venezuela (migration to joint ventures), Dubai because of sharper field decline, and Algeria through the aforementioned effect of PSC contracts. This shortfall was partially compensated by production growth in Trinidad & Tobago, Ecuador, and the incorporation of production from Camisea, Peru.

Gas production was 3,508 Mscf/d (624,800 boepd), falling 0.8% year-on-year mainly in Venezuela, Argentina, and Algeria (through the previously mentioned effect of on PSC contracts). This was partially offset by a production rise in Trinidad & Tobago where throughput reached 672 Mscf/d (119,600 boepd) thanks to the start of production from the fourth train at Atlantic LNG, the incorporation of production from Camisea, Peru, and higher throughput in Bolivia despite the breakage in an offshoot of the Margarita-San Antonio pipeline.

January to September 2006 results

Income from operations in the first three quarters of 2006 was Eu2,890 million versus the 2005 equivalent of Eu2,549 million. Adjusted operating income rose 14.6% year-on-year.

The reasons for this growth in income from operations mainly reside in higher crude oil reference prices and a year-on-year reduction in the differentials for heavy crude oils from southern Argentina, together with a rise in gas realisation prices in Trinidad & Tobago, Venezuela, and Argentina.

The average realisation price for liquids was $47.65 per barrel in comparison to $36.27 per barrel in 2005, and an average gas price of $1.54 per Kscf in Argentina, 23.2% higher than the $1.25 per Kscf marked in the same period of 2005.

Total production in the first nine months of 2006 was 1,109,600 boepd, 4.0% down year-on-year. This was mainly the result of lower production in Venezuela caused by the migration of operating agreements to joint ventures in the second quarter; lower production in Argentina due to declining fields, and the problems encountered so far this year in delivering production to PDVSA. The negative effect of oil prices on PSC contracts was 3,400 boepd, while gas delivery problems in Venezuela caused a 7,900 boepd shortfall. These losses were partially offset by higher production in Trinidad & Tobago, Peru, Bolivia and Brazil.

At 503,400 barrels per day (bpd), liquids production was 6.3% down year-on-year because of the above-mentioned factors.

Gas production dropped 2.1% year-on-year, to 3,404 Mscf/d (equivalent to 606,200 boepd), with lower production principally in Argentina and Venezuela mitigated by production growth in Trinidad & Tobago.

Third quarter investments in the Exploration & Production area amounted to Eu2,260 million, 501.1% above third quarter 2005 in euro, due to the acquisition of Shenzi for Eu1,727 million, the start of the Canaport and Gassi Touil projects, and larger investments in development and exploration.

Investments in development accounted for 15.7% of the total in the quarter, and were spent mostly in Argentina (65%), Trinidad & Tobago (8%), Venezuela (7%), the U.S.A. (6%), Ecuador (4%), and Algeria (4%).

January to September 2006 investments in this area were 263.7% higher year-on-year, totalling Eu3,386 million, which, besides the aforementioned investment in third quarter 2006, included the acquisition of a 10% stake in the company West Siberian Resources.

Investments in development represented 30.6% of the total in the period, and were spent mostly in Argentina (60%), Trinidad & Tobago (9%), Venezuela (9%), the U.S.A. (4%), Algeria (4%), and Ecuador (4%).

2.2. REFINING & MARKETING

Unaudited figures (IFRS)

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05		Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
739	646	362	-51.0	INCOME FROM OPERATIONS (Million euro)	2,093	1,611	-23.0
740	576	350	-52.7	ADJUSTED INCOME FROM OPERATIONS (Million euro)	2,056	1,531	-25.5
16	54	29	81.3	ADJUSTED LPG INCOME FROM OPERATIONS (Million euro)	93	152	63.4
14,233	14,736	14,576	2.4	OIL PRODUCT SALES (Thousand tons)	42,682	43,781	2.6
709	876	821	15.8	LPG SALES (Thousand tons)	2,448	2,822	15.3
246	171	187	-24.0	INVESTMENTS (Million euro)	705	492	-30.2

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05	REFINING MARGIN INDICATORS ($/bbl)	Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
7.32	7.32	5.87	-19.8	Spain	7.21	5.93	-17.8
14.93	9.83	8.61	-42.3	ABB	12.34	8.96	-27.4
8.96	7.69	6.35	-29.1	Repsol YPF	8.28	6.58	-20.5

Income from operations in third quarter 2006 dropped 51.0% year-on-year to Eu362 million, and included Eu12 million of non-recurring gains mainly relating to the net application of provisions for several contingencies.

Lower performance in this area was mainly due to the narrowing of refining margins, which in third quarter 2005 were very high since they included the effect of hurricanes in the Gulf of Mexico, the fall in marketing margins in Argentina where the discount on international prices applied to internal oil sales continued in place, and a Eu168 million equity impact on stocks.

The company’s refining margin indicator was $6.35 per barrel against $8.96 per barrel in the same quarter 2005. The distillation level in this third quarter was similar year-on-year.

Total oil product sales in third quarter 2006 were 2.4% up year-on-year.

In Spain, light product sales to our own marketing network in this third quarter were slightly higher than in the same quarter 2005. Gasoline and diesel oil margins at service stations were generally wider year-on-year thanks to a sharp escalation in international prices in the quarter.

In ABB, light product sales to our own marketing network were up 12.3% year-on-year driven by demand recovery in the region and the need to supply the domestic market. In Argentina, marketing margins were in line with those of 2005 since it was still impossible to pass variations in international prices on to retail prices.

From the beginning of 2006 onwards, LPG wholesales in Argentina have been booked as such under the “LPG Sales” caption, whereas up to the end of 2005 these were entered under ABB Refining & Marketing. On like terms, total third quarter LPG sales worldwide have dropped 3.3% year-on-year on the back of a drop in sales in Spain, although accumulated January to September sales rose 2.1% year-on-year (See note to table of operating highlights).

LPG sales in Spain fell 10.7% year-on-year because of weaker demand for bottled and bulk LPG and reduction in the wholesale market. On 1 July last, the new maximum price for bottled LPG came into effect up to 30 September, with a cut of 1.73% on the previous ceiling. This new price includes a revision of term C (marketing costs) on bottles, which rose 3.7%.

Unitary retail Spanish margins were 33.7% higher year-on-year due to the pricing lag between the maximum price formula for bottled LPG and the increases in term C implemented in August 2005 and July 2006.

LPG sales in Latin America rose 1.2% year-on-year as well as margins shored up by strong growth in all countries except Argentina.

January to September 2006 results

Income from operations in the first three quarters of 2006 fell 23.0% year-on-year to Eu1,611 million, in comparison to Eu2,093 million in 2005. Lower performance was mainly the outcome of lower refining margins and narrower marketing margins in Argentina. Adjusted income from operations was 25.5% less than in the same period a year ago.

Marketing margins in Spain were higher than in the first nine months of 2005, while in Argentina margins were considerably lower because of the impossibility of passing product price rises on to retail prices.

Total oil product sales rose 2.6% to 43.8 million tons. In Spain and ABB, light product sales to our own network were higher.

LPG sales in Europe dropped 4.8% year-on-year to 1,450 thousand tons. Margins in Spain were up year-on-year due to the evolution of international prices as reflected in the feedstock term for calculating the retail price.

Sales in Latin America were up 10.6% year-on-year on like terms. Retail margins rose in all Latin American countries except Peru, where these were in line with 2005 levels. Wholesale margins fell because of the scenario of high feedstock prices and the regulated retail price system for the Argentinean and Bolivian domestic markets.

Third quarter 2006 investments in the Refining & Marketing area were Eu187 million, mainly allotted to current refining projects. In the first three quarters of 2006, investments amounted to Eu492 million, falling 30.2% year-on-year from the Eu705 million invested in the same period 2005, which included payment for the acquisition of Shell’s LPG assets in Portugal.

2.3. CHEMICALS

Unaudited figures (IFRS)

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05		Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
23	84	85	269.6	INCOME FROM OPERATIONS (Million euro)	265	208	-21.5
28	86	84	200.0	ADJUSTED INCOME FROM OPERATIONS (Million euro)	210	210	—
1,228	1,167	1,295	5.5	CHEMICAL PRODUCT SALES (Thousand tons)	3,403	3,629	6.6
73	39	58	-20.5	INVESTMENTS (Million euro)	118	128	8.5

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05	INTERNATIONAL MARGIN INDICATORS	Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
264	453	569	115.5	Cracker (Euro per ton)	460	495	7.6
356	353	358	0.6	Derivatives Europe (Euro per ton)	347	356	2.6
247	274	275	11.3	Derivatives Latin America (US$ per ton)	254	274	7.9

Third quarter 2006 income from chemical operations was Eu85 million versus Eu23 million in the same quarter a year earlier, and Eu84 million in second quarter 2006. Excluding non-recurring items, adjusted operating income was up 200% year-on-year boosted by higher international margins and sales growth.

Higher quarter-on-quarter income was the outcome of enhanced international margins on base and derivative chemicals and sales growth.

The basic petrochemical margin was higher than in the first half of 2006 and the average for 2005, boosted by the combined effect of high olefin prices and naphtha levels which reached an annual low in September. Derivative margins in Europe were flat or slightly up on preceding months, with the escalation of olefin prices setting the trend for the quarter. In relation to derivatives in Latin America, methanol margins rose sufficiently to offset a slight fall in urea margins.

At 1,295 thousand tons, third quarter 2006 petrochemical product sales were 5.5% up year-on-year and 11.0% higher quarter-on-quarter boosted by high season demand for fertilizers which compensated for sales loss due to a scheduled turnover at the PO/SM and derivatives plants in Tarragona during September.

January to September 2006 results

Income from operations in the first three quarters of 2006 was Eu208 million, 21.5% down year-on-year. This was mainly because of higher energy costs particularly in the first quarter of the year, and the fact that the equivalent 2005 results included capital gains on the sale of our 28% stake in PBB Polisur in the first quarter and revenue from the Sines acquisition in the second quarter. Consequently, adjusted income from operations remains at the same level as in 2005.

At 3,629 thousand tons, total petrochemical product sales were 6.6% up on the same period a year earlier thanks to the combined effect of a scheduled turnaround at the Puertollano cracker and several derivatives plants in 2005, and the capacity increase resulting from the acquisition of a 50% stake in Transformadora de Propileno in September last year.

Third quarter 2006 investments in Chemicals were Eu58 million, 20.5% down year-on-year. Investments in the first nine months of the year were Eu128 million, 8.5% higher than a year earlier, and included a revamp at the PO/SM plant at Tarragona to give a 33% capacity increase, plus capacity increase of the cracker and high density plant at the Sines complex. These investments provide a very competitive opportunity for continued development of these businesses and the enhancement of their overall profitability.

2.4. GAS & POWER

Unaudited figures (IFRS)

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05		Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
94	105	115	22.3	INCOME FROM OPERATIONS (Million euro)	290	361	24.5
94	80	101	7.4	ADJUSTED INCOME FROM OPERATIONS (Million euro)	240	292	21.7
80	82	71	-11.3	INVESTMENTS (Million euro)	337	236	-30.0

Income from operations in the third quarter 2006 rose 22.3% year-on-year to Eu115 million versus Eu94 million posted a year ago.

Discounting the effect of non-recurring items, income was up 7.4%, reflecting the sharp growth in income from all the Gas Natural SDG business areas, with especially good performance by the power activity in Spain and international activity, and the ongoing recovery of natural gas marketing in Spain.

Income growth from gas distribution in Spain was in line with the increase in the regulated remuneration scheme for 2006 despite the drop in tariff sales due to the gradual migration of clients to the liberalised market.

The power business in Spain benefited from good performance by power generation thanks to high sales prices in the wholesale market, the start-up of the 1,200 MW power station in Cartagena at the end of last year, and the contribution of eolic power. Wholesale and retail results were also enhanced by reorganisation of the customer portfolio.

In America, enhanced earnings were mainly driven by the increased activities in Argentina, Mexico, Colombia and Brazil.

In contrast to the first part of 2005, natural gas commercialisation in Spain showed considerable improvement this quarter, with the implicit cost of gas included in the average retail price gradually approaching the feedstock cost recognised in the tariffs thanks to the current marketing policy and the partial recognition in tariffs of the “extra costs” of feedstock procurement.

January to September 2006 results

Income from operations in the first nine months totalled Eu361 million versus Eu290 million in the same period a year earlier. This rise was mainly attributable to the larger capital gains from the sale of Enagas shares and a positive earnings performance by Gas Natural SDG.

Third quarter 2006 investments in Gas & Power totalled Eu71 million. In the first nine months, these totalled Eu236 million, much lower than the 2005 equivalent that included the acquisition of Dersa, an eolic power generation company.

2.5. CORPORATE AND OTHERS

This caption, reflecting income not attributable to operating areas, recorded a profit of Eu248 million in third quarter 2006. This amount included Eu298 million in non-recurring revenue from the cancellation of the price hedge agreement executed by Empresa Petrolera Andina, S.A. and Petrobras S.A. in 2002.

3. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	2Q06	3Q06	% Variation 3Q06/2Q06	Jan - Sep 2006
NET DEBT AT THE START OF THE PERIOD	4,893	4,111	-16.0	4,513
EBITDA	-2,357	-2,424	2.8	-7,135
VARIATION IN TRADE WORKING CAPITAL	12	348	2,800.0	1,428
INVESTMENTS (1)	967	2,611	170.0	4,324
DIVESTMENTS	-77	-65	-15.6	-226
DIVIDENDS (including those of affiliates)	56	369	558.9	797
TRANSLATION DIFFERENCES (2)	-293	-8	-97.3	-374
TAXES	681	696	2.2	1,902
OTHER MOVEMENTS	229	232	1.3	641
NET DEBT AT THE END OF THE PERIOD	4,111	5,870	42.8	5,870
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	7,566	9,372	23.9	9,372
Debt ratio
TOTAL CAPITALISATION (Million euro)	25,488	28,226	10.7	28,226
NET DEBT/TOTAL CAPITALISATION (%)	16.1	20.8	29.2	20.8
NET DEBT + PREFERRED SHARES/TOTAL CAPITALISATION (%)	29.7	33.2	11.8	33.2

(1)	In addition, there are other financial investments totalling Eu13 million bringing total investment to Eu4,337 million (see investment table)

(2)	As of 30 September 2006, Eu1 = $1.243

The company’s net debt at the end of third quarter 2006 was Eu5,870 million, Eu1,357 million higher than at the end of 2005 and Eu1,759 million above the 30 June 2006 figure.

The variations in third quarter 2006 were mainly attributable to:

•	Investments in the quarter were Eu2,611 million, much higher than in second quarter 2006, principally due to the acquisition of Shenzi for Eu1,727 million.

•	Payment of Eu369 million in dividends this quarter.

•	EBITDA in this period, Eu2,424 million, remained at levels similar to those of the previous quarter.

•	An increase in trade working capital of Eu348 million mainly because of the impact of lower raw material prices in September in accounts payable.

The net debt to capitalisation ratio at the end of September 2006 was 20.8%, nearly 4.7 percentage points higher than in June 2006. Taking preferred shares into account, this ratio went from 29.7% in June 2006 to 33.2% in September of this year.

Financial charges in the first nine months of 2006 were Eu387 million versus Eu464 million in the same period a year earlier. This drop is mainly attributable to two causes:

•	Firstly, Eu12 million less in interest expense due to a year-on-year reduction of Eu266 million in average debt.

•	Secondly, Eu157 million of exchange rate gains in 2006 resulting from the appreciation of the Brazilian real and the euro against the dollar versus the Eu14 million of exchange rate gains recorded in the first nine months of 2005.

Unaudited figures (IFRS)

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05	FINANCIAL EXPENSES (Million euro)	Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
94	89	104	10.6	NET INTEREST EXPENSE	299	287	-4.0
45	47	47	4.4	DIVIDENDS PAID ON PREFERRED SHARES	134	140	4.5
-5	-4	-22	340.0	CAPITALISED INTEREST	-15	-31	106.7
-36	4	-9	-75.0	MARKET VALUATION OF FINANCIAL DERIVATIVES	-38	1	—
17	33	35	105.9	INTEREST ACCRETION TO PROVISIONS	60	98	63.3
-46	-75	-12	-73.9	EXCHANGE RATE LOSSES/(GAINS)	-14	-157	1,021.4
19	13	18	-5.3	OTHER FINANCIAL INCOME (EXPENSES)	38	49	28.9
88	107	161	83.0	TOTAL	464	387	-16.6

4. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1. TAXES

The effective corporate tax rate in 2006 has been estimated at 40.4%. The drop in comparison with the effective rate estimated in previous periods (42%) is due to the impact of non-recurring items on income tax expenses.

Taxes accrued in third quarter 2006 totalled Eu601 million and in the first nine months amounted to Eu1,890 million.

4.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

3Q 2005	2Q 2006	3Q 2006	% Variation 3Q06/3Q05	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	Jan-Sep 2005	Jan-Sep 2006	% Variation 06/05
8	10	18	125.0	E&P	40	44	10.0
8	7	11	37.5	R&M	24	26	8.3
2	1	—	—	CHEMICALS	3	2	-33.3
3	—	—	—	G&P	10	1	-90.0
21	18	29	38.1	TOTAL	77	73	-5.2

Income from equity-accounted companies in third quarter 2006 totalled Eu29 million in comparison to Eu21 million in the same quarter 2005.

Equity on earnings of unconsolidated affiliates totalled Eu73 million in January-September 2006 versus Eu77 a year earlier.

4.3. MINORITY INTERESTS

Minority interests in third quarter 2006 were higher year-on-year, reaching Eu170 million. Excluding non-recurring items, income was Eu58 million.

In the first nine months of 2006, minority interests were Eu211 million versus Eu90 million a year earlier.

The foregoing quarterly results include Eu158 million in revenues attributable to minority interests resulting from the cancellation of the contract mentioned in section 2.5 above and of other obligations on the part of Empresa Petrolera Andina, S.A.

5. HIGHLIGHTS

We would like to highlight the following events announced since our last quarterly report:

In Exploration & Production, on 13 September last, YPF signed an agreement to establish a consortium for the exploration, development, exploitation and marketing of oil and gas in the E3 offshore area, 250 km. to the east of Mar del Plata, in the province of Buenos Aires. This agreement forms part of the Repsol YPF three-year investment programme for Argentina covering the period from 2007 to 2009, which contemplates a $6 billion investment, including $4,600 million in Exploration & Production, with the accent on off-shore deepwater exploration in association with ENARSA, among other projects.

Along these lines and in keeping with the three-year investment plan for Argentina, the Repsol YPF Board of Directors approved the divestment of 40 marginal fields in Argentina which have an impact on the company’s production of less than 4%.

In October, the Chairmen of Repsol YPF and Gazprom signed a protocol agreement to study the possible development of joint projects in the gas and oil business in Europe, Latin America and Africa, as well as Liquefied Natural Gas (LNG) ventures in the Russian Federation. The government of the Russian Federation recently granted Gazprom exclusive rights on the export of gas from that country. The development of such integrated gas projects is a strategic priority for Repsol YPF. This agreement has served to strengthen the upstream business and forms part of the company’s policy of geographical diversification.

On 29 October, Repsol YPF and the Government of Bolivia executed the new operating contracts that will regulate the company’s activities in Bolivia under the new legal regime established by the Bolivian authorities pursuant to the new Hydrocarbon Law and the Nationalisation Decree enacted on 1 May of this year. Repsol YPF considers that this agreement falls in line with the public commitment of the President of Bolivia, Evo Morales, to guarantee a secure legal framework for the company’s investments, a principle that Repsol YPF deems essential for carrying out its activities in that country. Repsol YPF values that the new agreements guarantee the return on investments made to date in Bolivia and those to be developed in the future.

On 10 November, the consortium comprising Repsol YPF (28%), BHP Billiton (44%), and Hess Corporation (28%) acquired from Anadarko Petroleum Corporation the Genghis Khan exploration field in the Gulf of Mexico, one of the most profitable deep-water areas in the oil industry. The total cost of the transaction was $1.35 billion. This field currently has two development wells, and oil and gas reserves are estimated at 65-170 million boe. It should also be pointed out that Genghis Khan has the same geological structure as the Shenzi project where Repsol YPF also participates with a 28% stake and is one of the largest offshore oil fields in the U.S. Gulf of Mexico.

In the Corporation, on 7 September last, Repsol YPF was classified as the most transparent oil company of the world’s top oil majors listed on the selective Dow Jones Sustainability World and Dow Jones STOXX Sustainability indexes. Repsol YPF received this classification following a strict assessment process that analysed the economic, environmental and social activities of the companies forming part of these two rankings. The Dow Jones Sustainability World and Dow Jones STOXX Sustainability indexes have given Repsol YPF’s actions the maximum score (100 points) in transparency, eco-efficiency and human capital development, and the company was valued as the best oil company in these areas. Since 2003, Repsol YPF has been included in the FTSE4Good index, which, together with the Dow Jones, is considered the most prestigious and demanding index in the world in this respect.

On 19 September, Repsol YPF was included in the Climate Leadership Index and declared one of the Best in Class for its strategy and policy of transparency regarding climate change. This index comprises the top 50 companies in the Financial Times 500 Index in terms of climate change policy. The Climate Leadership Index is established yearly by the Carbon Disclosure Project (CDP: a venture designed to coordinate responses to the questions on greenhouse gas emissions asked of the FT500 companies quoted on the New York Stock Exchange), and currently represents a group of 225 international investors holding assets worth over $31.5 billion.

On 16 October, in accordance with Article 82 of the Ley del Mercado de Valores (Securities Market Act), Sacyr Vallehermoso informed the Comisión Nacional del Mercado de Valores (Spanish Stock Market authorities), that it had acquired a 9.23624% stake in Repsol YPF through a direct 5.00465% investment made by Sacyr Vallehermoso Participaciones Mobiliarias, S.L. (an SyV wholly-owned company) and 4.23158% through derivative agreements entered into with financial institutions. On 26 October, Sacyr Vallehermoso reported that the total shareholding was 9.94% and notified its intention of increasing this stake to 20%. Subsequently on 15 November, the company informed the SEC that its Repsol YPF holding, direct and indirect, higher than 15%.

The Board of Directors’ Nominations and Compensation Committee on 26 October agreed to submit to the Board of Directors a favourable opinion on the proposal made by Sacyr Vallehermoso regarding the appointment of Luis del Rivero Asensio and Juan Abelló Gallo, as institutional outside director to fill the vacancies produced by resignation from the board of the members: Gonzalo Anes Álvarez-Castrillón and Marcelino Oreja Aguirre.

Madrid, 16 November 2006

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

TABLES

3RD QUARTER 2006 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q05	2Q06	3Q06	2005	2006
EBITDA (1)	2,498	2,357	2,424	6,664	7,135
Income from continuous operations before financial expenses	1,759	1,690	1,772	4,800	5,066
Financial expenses	(88)	(107)	(161)	(464)	(387)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,671	1,583	1,611	4,336	4,679
Income tax	(689)	(665)	(601)	(1,752)	(1,890)
Share in income of companies carried by the equity method	21	18	29	77	73
Income for the period	1,003	936	1,039	2,661	2,862
ATTRIBUTABLE TO:
Minority interests	53	16	170	90	211

EQUITY HOLDERS OF THE PARENT	950	920	869	2,571	2,651

Earnings per share accrued by parent company(*)
* Euro/share	0.78	0.75	0.71	2.11	2.17
* $/ADR	0.94	0.96	0.90	2.54	2.75

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

(1)	EBITDA: (Operating income plus amortizations +/- other expense/income included in operating income, excluding income from sale of non-current assets).

Dollar/euro exchange rate at date of closure of each quarter

1.2043 dollar per euro en 3Q05

1.2695 dollar per euro en 2Q06

1.2660 dollar per euro en 3Q06

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	3Q 2005			JANUARY-SEPTEMBER 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,759	55	1,814	4,800	62	4,862
Exploration & Production	1,061	8	1,069	2,549	115	2,664
Refining & Marketing	739	1	740	2,093	(37)	2,056
Chemicals	23	5	28	265	(55)	210
Natural gas & Power	94	—	94	290	(50)	240
Corporate & others	(158)	41	(117)	(397)	89	(308)
Financial expenses	(88)	(56)	(144)	(464)	(79)	(543)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,671	(1)	1,670	4,336	(17)	4,319
Income tax	(689)	(1)	(690)	(1,752)	6	(1,746)
Share in income of companies carried by the equity method	21	—	21	77	—	77
Income for the period	1,003	(2)	1,001	2,661	(11)	2,650
ATTRIBUTABLE TO:
Minority interests	53	(3)	50	90	33	123

EQUITY HOLDERS OF THE PARENT	950	1	951	2,571	(44)	2,527

	2Q 2006			JANUARY-JUNE 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,690	(88)	1,602	3,294	(108)	3,186
Exploration & Production	1,012	(4)	1,008	1,928	(1)	1,927
Refining & Marketing	646	(70)	576	1,249	(68)	1,181
Chemicals	84	2	86	123	3	126
Natural gas & Power	105	(25)	80	246	(55)	191
Corporate & others	(157)	9	(148)	(252)	13	(239)
Financial expenses	(107)	—	(107)	(226)	—	(226)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,583	(88)	1,495	3,068	(108)	2,960
Income tax	(665)	25	(640)	(1,289)	27	(1,262)
Share in income of companies carried by the equity method	18	—	18	44	—	44
Income for the period	936	(63)	873	1,823	(81)	1,742
ATTRIBUTABLE TO:
Minority interests	16	—	16	41	—	41

EQUITY HOLDERS OF THE PARENT	920	(63)	857	1,782	(81)	1,701

	3Q 2006			JANUARY-SEPTEMBER 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,772	(156)	1,616	5,066	(264)	4,802
Exploration & Production	962	164	1,126	2,890	163	3,053
Refining & Marketing	362	(12)	350	1,611	(80)	1,531
Chemicals	85	(1)	84	208	2	210
Natural gas & Power	115	(14)	101	361	(69)	292
Corporate & others	248	(293)	(45)	(4)	(280)	(284)
Financial expenses	(161)	—	(161)	(387)	—	(387)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,611	(156)	1,455	4,679	(264)	4,415
Income tax	(601)	19	(582)	(1,890)	46	(1,844)
Share in income of companies carried by the equity method	29		29	73	—	73
Income for the period	1,039	(137)	902	2,862	(218)	2,644
ATTRIBUTABLE TO:
Minority interests	170	(112)	58	211	(112)	99

EQUITY HOLDERS OF THE PARENT	869	(25)	844	2,651	(106)	2,545

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q05	2Q06	3Q06	2005	2006
Exploration & Production	2,383	2,623	2,867	6,450	7,976
Spain	32	50	49	128	153
ABB	1,334	1,443	1,673	3,634	4,480
Rest of World	1,017	1,130	1,145	2,688	3,343
Refining & Marketing	10,376	11,567	11,696	29,841	34,771
Spain	7,140	8,076	8,291	21,079	24,621
ABB	1,907	1,981	1,922	5,198	5,776
Rest of World	1,329	1,510	1,483	3,564	4,374
Chemicals	1,151	1,246	1,203	3,048	3,574
Spain	889	899	827	2,245	2,564
ABB	172	230	218	522	645
Rest of World	90	117	158	281	365
Natural Gas & Power	642	754	716	1,877	2,467
Corporate & others	(1,700)	(1,894)	(1,534)	(4,558)	(5,360)

TOTAL	12,852	14,296	14,948	36,658	43,428

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q05	2Q06	3Q06	2005	2006
Exploration & Production	1,061	1,012	962	2,549	2,890
Spain	(3)	16	10	12	41
ABB	530	424	394	1,199	1,233
Rest of World	534	572	558	1,338	1,616
Refining & Marketing	739	646	362	2,093	1,611
Spain	497	509	470	1,408	1,462
ABB	180	67	(112)	554	36
Rest of World	62	70	4	131	113
Chemicals	23	84	85	265	208
Spain	(7)	40	37	71	78
ABB	35	41	45	144	116
Rest of World	(5)	3	3	50	14
Natural Gas & Power	94	105	115	290	361
Corporate & others	(158)	(157)	248	(397)	(4)

TOTAL	1,759	1,690	1,772	4,800	5,066

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q05	2Q06	3Q06	2005	2006
Exploration & Production	1,486	1,479	1,490	3,724	4,369
Spain	28	21	17	21	58
ABB	826	779	787	2,081	2,336
Rest of World	632	679	686	1,622	1,975
Refining & Marketing	880	744	656	2,470	2,164
Spain	565	564	669	1,610	1,814
ABB	229	98	(45)	670	172
Rest of World	86	82	32	190	178
Chemicals	74	128	147	345	366
Spain	28	68	76	165	179
ABB	44	48	61	134	148
Rest of World	2	12	10	46	39
Natural Gas & Power	120	137	132	349	441
Corporate & others	(62)	(131)	(1)	(224)	(205)

TOTAL	2,498	2,357	2,424	6,664	7,135

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q05	2Q06	3Q06	2005	2006
Exploration & Production	376	651	2,260	931	3,386
Spain	3	—	—	4	1
ABB	218	284	282	591	784
Rest of World	155	367	1,978	336	2,601
Refining & Marketing	246	171	187	705	492
Spain	119	96	105	349	279
ABB	81	56	65	145	167
Rest of World	46	19	17	211	46
Chemicals	73	39	58	118	128
Spain	60	25	32	96	82
ABB	7	7	9	11	19
Rest of World	6	7	17	11	27
Natural Gas & Power	80	82	71	337	236
Corporate & others	31	24	35	78	95

TOTAL	806	967	2,611	2,169	4,337

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		DECEMBER 2005	SEPTEMBER 2006
	Goodwill	3,773	3,523
	Other intangible assets	1,003	1,081
	Property, Plant and Equipment	23,304	24,157
A.	Long term financial assets	1,149	1,136
	Other non-current assets	1,050	1,070
	Deferred tax assets	1,197	1,113
	Assets held for sale	1	4
	Current assets	11,157	11,865
B.	Temporary cash investments and cash on hand and in banks	3,148	2,401

	TOTAL ASSETS	45,782	46,350

	Total equity
C.	Attributable to equity holders of the parent	16,262	17,948
D.	Minority interests	528	643
	Long term provisions	3,068	3,030
	Long term provisions	3,380	3,117
E.	Subsidies and deferred revenues	200	263
F.	Preferred shares	3,485	3,502
G.	Non-current financial debt	6,236	7,097
	Financial lease liabilities	590	575
	Other non-current debt	914	476
H.	Current financial debt	2,701	2,440
	Other current liabilities	8,418	7,259

	TOTAL EQUITY AND LIABILITIES	45,782	46,350

	FINANCIAL RATIOS
I.	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	127	130

J.	NET DEBT (Sum of G+H-A-B-I)	4,513	5,870

	CAPITALIZATION (Sum of C+D+E+F+J)	24,988	28,226

	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	24,788	27,963

	ROACE before non-recurrent liabilities	16.9%	15.1%

STATEMENT OF CASH FLOW

JANUARY - SEPTEMBER 2005 & 2006

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES		JANUARY-SEPTEMBER
	3T05	3T06	2005	2006
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,758	1,772	4,799	5,066
Adjustments for:
Amortizations	626	780	1,767	2,233
Net provisions	126	354	217	548
Income from non-commercial asset divestments	(20)	1	(142)	(55)
Other adjustments	8	(483)	23	(657)

EBITDA	2,498	2,424	6,664	7,135
Changes in working capital	(750)	(348)	(1,109)	(1,428)
Dividends received	12	15	48	83
Income taxes paid	(573)	(696)	(1,486)	(1,902)
Provisions used	(81)	(49)	(154)	(309)

	1,106	1,346	3,963	3,579

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(37)	(26)	(67)	(76)
Property, Plant and Equipment	(699)	(2,532)	(1,773)	(4,085)
Acquisition of shareholding in consolidated companies	(30)	0	(252)	(21)
Other non-current assets	(40)	(53)	(77)	(155)

Total Investments	(806)	(2,611)	(2,169)	(4,337)
Divestments	123	76	382	240

	(683)	(2,535)	(1,787)	(4,097)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	420	1,550	1,140	2,534
Repayment of loans	(1,951)	(576)	(3,320)	(1,732)
Net interest paid	(148)	(164)	(415)	(355)
Cash and cash equivalent obtained (applied) on derivative financial instruments	(40)	8	(99)	50
Payment of finance leases liabilities	(3)	(1)	(10)	(11)
Subsidies and other non-current liabilities received	11	13	27	68
Subsidies and other non-current liabilities cancelled	(601)	136	(766)	87
Dividend paid	(308)	(369)	(653)	(797)

	(2,620)	597	(4,096)	(156)

Net change in cash and cash equivalent	(2,197)	(592)	(1,920)	(674)

Cash and cash equivalent at the beginning of the period	3,767	2,658	3,328	2,648

Other change in cash and cash equivalent
Other affiliates	5	0	45	2
Exchange rate	(37)	(195)	85	(105)
Cash and cash equivalent at the end of the period	1,538	1,871	1,538	1,871

TABLES

OPERATING HIGHLIGHTS

3RD QUARTER 2006

OPERATING HIGHLIGHTS E&P

		2005				2006				% Variation 2006/2005
	Unit	1Q	2Q	3Q	ACUMU- LATED	1Q	2Q	3Q	ACUMU- LATED
HYDROCARBON PRODUCTION	Kboed	1,131.6	1,179.7	1,157.2	1,156.3	1,102.3	1,098.3	1,128.1	1,109.6	-4.0
Crude and Liquids production	Kboed	542.1	541.9	527.5	537.1	509.0	498.0	503.3	503.4	-6.3
ABB	Kboed	408.3	409.5	397.7	405.1	369.6	386.2	390.6	382.2	-5.6
Rest of the world	KBoed	133.8	132.4	129.8	132.0	139.4	111.8	112.7	121.2	-8.2
Natural Gas production	Kboed	589.5	637.8	629.7	619.2	593.3	600.3	624.8	606.2	-2.1
ABB	Kboed	411.7	462.6	463.6	446.2	406.2	436.2	462.0	435.0	-2.5
Rest of the world	KBoed	177.9	175.2	166.1	173.0	187.1	164.1	162.7	171.2	-1.0

OPERATING HIGHLIGHTS CHEMICALS

		2005				2006				% Variation 2006/20005
	Unit	1Q	2Q	3Q	ACUMU- LATED	1Q	2Q	3Q	ACUMU- LATED
SALES OF PETROCHEMICALS PRODUCTS	Kt	1,018	1,158	1,228	3,403	1,168	1,167	1,295	3,629	6.6
By tipe of product:
Base petrochemical	Kt	223	213	256	691	246	273	259	779	12.7
Spain	Kt	61	64	64	189	82	72	69	223	18.3
ABB	Kt	34	34	52	120	50	45	41	135	12.7
Rest of the world	Kt	128	115	139	382	114	157	149	420	9.9
Derivative petrochemicals	Kt	795	945	972	2,712	922	893	1,035	2,850	5.1
Spain	Kt	281	305	339	925	338	322	303	963	4.1
ABB	Kt	97	249	310	656	120	175	306	601	-8.4
Rest of the world	Kt	417	390	324	1,131	464	396	426	1,286	13.8

OPERATING HIGHLIGHTS R&M

		2005				2006				% Variation 2006/20005
	Unit	1Q	2Q	3Q	ACUMU- LATED	1Q	2Q	3Q	ACUMU- LATED
CRUDE OIL PROCESSED	M toe	13.1	13.5	14.2	40.7	14.1	14.1	14.2	42.4	4.1
Spain	M toe	7.9	8.1	8.8	24.8	8.7	8.7	8.8	26.2	6.0
ABB	M toe	4.3	4.3	4.3	12.9	4.5	4.4	4.5	13.3	3.5
Rest of the world	M toe	0.9	1.1	1.1	3.1	0.9	0.9	1.0	2.8	-9.1
SALES OF OIL PRODUCTS	Kt	14,131	14,318	14,233	42,682	14,469	14,736	14,576	43,781	2.6
Sales in Spain	Kt	8,285	8,437	8,178	24,900	8,641	8,602	8,515	25,758	3.4
Own network	Kt	5,571	5,235	5,405	16,211	5,384	5,163	5,486	16,033	-1.1
Light products	Kt	4,309	4,172	4,260	12,741	4,383	4,232	4,349	12,964	1.8
Other Products	Kt	1,262	1,063	1,145	3,470	1,001	931	1,137	3,069	-11.6
Other Sales to Domestic Market	Kt	1,877	1,857	1,732	5,466	1,862	2,018	1,764	5,644	3.3
Light Products	Kt	1,400	1,368	1,273	4,041	1,288	1,476	1,212	3,976	-1.6
Other Products	Kt	477	489	459	1,425	574	542	552	1,668	17.1
Exports	Kt	837	1,345	1,041	3,223	1,395	1,421	1,265	4,081	26.6
Light Products	Kt	280	485	388	1,153	453	631	417	1,501	30.2
Other Products	Kt	557	860	653	2,070	942	790	848	2,580	24.6
Sales in ABB	Kt	3,920	3,677	3,910	11,507	3,845	4,044	3,959	11,848	3.0
Own network	Kt	2,194	2,319	2,459	6,972	2,449	2,603	2,705	7,757	11.3
Light products	Kt	1,802	1,887	1,916	5,605	1,977	2,083	2,152	6,212	10.8
Other Products	Kt	392	432	543	1,367	472	520	553	1,545	13.0
Other Sales to Domestic Market	Kt	696	667	631	1,994	611	632	675	1,918	-3.8
Light Products	Kt	449	448	391	1,288	448	453	490	1,391	8.0
Other Products	Kt	247	219	240	706	163	179	185	527	-25.4
Exports	Kt	1,030	691	820	2,541	785	809	579	2,173	-14.5
Light Products	Kt	662	384	536	1,582	410	458	312	1,180	-25.4
Other Products	Kt	368	307	284	959	375	351	267	993	3.5
Sales in rest of the world	Kt	1,926	2,204	2,145	6,275	1,983	2,090	2,102	6,175	-1.6
Own network	Kt	1,269	1,388	1,313	3,970	1,313	1,402	1,337	4,052	2.1
Light products	Kt	1,116	1,191	1,143	3,450	1,168	1,181	1,192	3,541	2.6
Other Products	Kt	153	197	170	520	145	221	145	511	-1.7
Other Sales to Domestic Market	Kt	399	432	351	1,182	332	328	347	1,007	-14.8
Light Products	Kt	323	302	285	910	252	252	282	786	-13.6
Other Products	Kt	76	130	66	272	80	76	65	221	-18.8
Exports	Kt	258	384	481	1,123	338	360	418	1,116	-0.6
Light Products	Kt	55	96	148	299	102	123	109	334	11.7
Other Products	Kt	203	288	333	824	236	237	309	782	-5.1

Other sales to the domestic market: includes sales to operators and bunker.
Exports: expressed from the country of origin.

		2005				2006				% Variation 2006/2005
	Unit	1Q	2Q	3Q	ACUMU- LATED	1Q	2Q	3Q	ACUMU- LATED
LP
LPG SALES (1)	Kt	998	742	709	2,448	1,125	876	821	2,822	15.3
Spain	Kt	708	369	316	1,392	630	372	282	1,283	-7.8
ABB	Kt	98	126	139	362	239	238	262	739	104.0
Rest of latam	Kt	162	195	206	562	186	219	229	633	12.5
Rest of the world	Kt	31	52	48	131	71	47	48	166	27.1

(1)	As of 2006, wholesale sales in Argentina are booked under the LPG Sales caption. This implies a reclassification of ABB sales.

In like-to-like terms, the variation accumulated in this quarter in the Other Sales National Market / Other Products caption is –13.2% (instead of –25.4%), and 31.2% (vs. 3.5%) in the Exports / Other Products caption.

The accumulated variation in LPG Worldwide caption is 2.1% (instead of 15.3%).

25

0 3 rd QUARTER 2006 PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL 14.00 H CET November, 16 th 2006 * * Item 2

1
Disclaimer
This presentation contains forward-looking statements that are subject to risks associated with the oil, gas, power, chemicals and renewable energies businesses. It is believed that the expectations reflected in these statements are reasonable, but such expectations may be affected by a variety of factors which could cause actual results or trends to differ materially, including, but not limited to: oil and gas price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax and legal and regulatory developments, including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2005 on file with the US Securities and Exchange Commission.
In addition, this announcement also contains statements regarding estimates of proved oil and gas reserves of Repsol YPF.
The estimation of proved reserves may involve complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to changes due to a variety of factors, many of which are beyond
Repsol YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

2 HIGHLIGHTS 3 rd QUARTER 2006 Antonio Brufau Chairman & CEO Antonio Brufau Antonio Brufau Chairman & CEO Chairman & CEO

3 Highlights
•
EBIT €1,772 million
•
Net Result €869 million
Trading environment:
•
Significantly lower oil prices at
the end of 3Q06 vs 2Q06
•
Refining margins well below
those of 2005
•
Moderate improvement in
marketing margins in Europe
•
Improved margins for Chemicals
and Gas & Power
Highlights
62
57
62
70 70
0
35
70
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
Brent
Brent
prices
prices
$/bbl
1,759 1,772
0
600
1,200
1,800
3Q 05 3Q 06
Operating
Operating
Income
Income
Million €
Results

4
Highlights: ABB
Highlights
Bolivia
•
New contracts in compliance with Nationalization Decree signed by Repsol
YPF
YPFB holds the ownership of hydrocarbons
No material loss in the value of our assets
Negative impact on reserves and production but since Congress has not yet approved the contracts, we are unable to furnish an estimation
Change booking methodology to that of “Economic Interests”
Reasonable returns: higher selling prices, recovery of investments
Cancellation of hedging contract for the exports to Brazil
MIGRATION TO NEW CONTRACTS EFFECTIVE AS OF NOV. 1st ONCE APPROVED

5
Highlights: ABB
Highlights
Bolivia - Argentina
Long term gas supply agreement signed between two countries
Up to 27.7 million cubic meters/day over 20 years
Price of  aprox. 5$/MBtu in 2006; price linked to international quotations
Agreement meets three ends:
New opportunities for our gas in Bolivia
Gas to be sold at higher average prices
It will balance supply and demand needs in Argentina and Chile

6
More industries signed
contracts directly with us
In other segments, prices
remain at the same level
•
Gas prices
Highlights: ABB
Argentina
Highlights
Argentine Gas Prices
Argentine Gas Prices
$/kscf
Production has fallen year on
year by 2.5% vs previous fall of
5%
•
Oil production
1.51
1.26
0.00
0.70
1.40
3Q 2005 3Q 2006

7
Highlights: ABB
Highlights
Argentina
Improving efficiency and productivity of business in Argentina
Plan of divesting 40 marginal fields
Up to 50 MBOE of reserves
4% of production
Minor size fields more adequate to be operated by niche players

8
Highlights: ABB
Highlights
Argentina
•
Partial IPO of YPF
Based on the analysis of certain conditions:
Selling of Latam assets (ex-LNG) to YPF
Improving YPF’s financial structure
Demand for emerging market equities
Disregard the IPO in the short term :
Valuation is very sensitive to assumptions on crude oil, refined products and gas prices in Argentina
Uncertainty on the extent the recovery to international prices would be reflected in the pricing of the IPO
WE CONTINUE TO ANALYZE DIFFERENT OPTIONS FOR YPF AND LATIN AMERICAN PORTFOLIO

9 Non-Operated Largest offshore rig in Brazil Increased production to 6,100 bpd this quarter • Albacora Leste Highlights: ABB Brazil Highlights Operated

Shenzi-1
2002
Shenzi-2
2003-2004
Shenzi-3
2004
Shenzi-4
2004-2005
Shenzi-5
2005

10
Value of assets gross: $1.35 billion
•
65 - 170 Mboe of P20 and P80
reserves
•
Production by mid 2007
Consolidated position in the area
•
Same geologic structure as Shenzi
•
Genghis Khan acquisition by the Shenzi-consortium
Highlights: E&P (ex-ABB)
Gulf of Mexico
Highlights
Shenzi & Genghis Khan Existing Wells.
Genghis
Khan 2
Genghis
Khan 1
GC 608
GC 652
Future
Shenzi Platform
Existing Marco Polo Platform

Shenzi-1
2002
Shenzi-2
2003-2004
Shenzi-3
2004
Shenzi-4
2004-2005
Shenzi-5
2005

11
Early start-up production on 2nd half
2007
Cost savings through optimized well
locations for the whole Shenzi
structure
Early understanding of the reservoir
behavior due to earlier production
data
Economies of scale related to a larger
development
•
Main advantages of acquisition
Highlights: E&P (ex-ABB)
Gulf of Mexico
Highlights
Shenzi & Genghis Khan Existing Wells.
Genghis
Khan 2
Genghis
Khan 1
GC 608
GC 652
Future
Shenzi Platform
Existing Marco Polo Platform

ALGERIA
MOROCCO
GASSI TOUIL – R. NOUSS
GASSI CHERGI
LIBYA
Exploration
Development

12
Highlights: E&P (ex-ABB)
Highlights
•
Algeria
North Africa
New Hydrocarbon
Law
Development not yet
published
•
Libya
Developing an
aggressive seismic
and exploratory
campaign with
positive prospects

Exploration
Development
Production
TOBAGO
TRINIDAD
YUCAL PLACER
QUIAMARE – LA CEIBA
MENE GRANDE
QUIRIQUIRE
BARRANCAS
GUARICO
OCCIDENTAL
COLOMBIA
VENEZUELA
BRAZIL

13
Highlights: E&P (ex-ABB)
Caribbean & LNG
Highlights
Operating under new JV’s since April 1st with a negative impact on production of 46,500 bpd in this quarter
•
Venezuela
Strategy ongoing
Concern on cost inflation
•
LNG

14 Highlights
Continue to progress in our investment program for upgrades of the Bilbao and Cartagena refineries
Progressing also in the Sines petrochemical complex:
Will allow product integration and growth in the polyolefin
segment
Will consolidate leadership position in Southern Europe
Downstream
Highlights: Downstream
•
Optimize Downstream

15
Highlights: Corporate Movements
Highlights
Corporate Movements
Indicated intention to acquire up to a 20% stake of Repsol YPF
The entry is considered as a sign of their support for our strategy
Largest, long term, stable shareholder; total stake of more than
15%
•
Sacyr Vallehermoso new largest shareholder

16 3 rd Quarter Results Antonio Brufau Chairman & CEO Antonio Brufau Antonio Brufau Chairman & CEO Chairman & CEO

17 Million Euro 3Q 2006 Results Net Income 3Q 2006 Results Income from Operations 1,772 1,759 0 300 600 900 1,200 1,500 1,800 3Q 2005 3Q 2006 950 869 0 500 1,000 3Q 2005 3Q 2006

18 3Q 2006 Results Million Euro Adjusted Income from Operations 740 1,069 350 1,126 3Q 2006 Results 94 101 0 500 1,000 1,500 2,000 3Q 2005 3Q 2006 E&P R&M G&P CHEMICALS 84 28

19
Upstream results
Upstream results
Upstream
Upstream Adjusted
Income from Operations
Income from Operations
Million Euro
1,126
1,069
-267
-171
-53
-81
+629
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
3Q 05 OIL&GAS PRICES VOLUME/MIX $/€ E&P
AMORTIZATION
TAXES,
ROYALTIES &
OTHERS
3Q 06

20 Downstream results Downstream results Million Euro 740 -201 -168 -21 350 0 200 400 600 800 1,000 3Q 05 MARGIN INVENTORY OTHERS 3Q06 R&M Adjusted Income from Operations

21 Downstream results Million Euro Downstream results 28 84 0 20 40 60 80 100 3Q 2005 3Q 2006 Chemicals Adjusted Income from operations Improvement of petrochemicals margins Increase in sales volumes

22
Gas & Power results
Million Euro
Gas & Power results
94
101
0
40
80
120
3Q 2005 3Q 2006
G&P Adjusted Income from
G&P Adjusted Income from
operations
operations
Good performance by the
power activity in Spain and
international activity
Ongoing recovery of natural
gas marketing in Spain

23
Variance Analysis
Income from operations
Variance Analysis
Million Euro
1,759
1,772
-11
-171
-44
-170
-91
-129
+629
0
500
1,000
1,500
2,000
2,500
3Q 05 OIL&GAS PRICES MARGINS VOLUME/MIX INVENTORIES $/€ E&P
AMORTIZATION
TAXES & NON-
RECURRING
3Q 06

24 Financial Evolution

Million Euro
18.1%
4,513
24,988
9,139
0.49
15.9
394
573
23.2
21.1%
5,343
25,352
6,664
0.49
15.4
299
433
22.3
20.8%
5,870
28,226
7,135
0.62
16.7
287
427
24.9
Dec
31st
2005
Sep 30th
2006
Sep 30th
2005
Debt Ratios
NET DEBT
NET DEBT /BOOK CAPITALIZATION (%)
BOOK CAPITALIZATION
EBITDA
NET DEBT / EBITDA
EBITDA / NET INTEREST + DIVIDENDS PREFERRED
NET INTEREST
NET INTEREST + DIVIDENDS PREFERRED SHARES
EBITDA / NET INTEREST
Debt ratios

Conference Call Details
REPSOL YPF 3rd QUARTER 2006 PRELIMINARY RESULTS
PLEASE KINDLY TAKE NOTE OF THE DETAILS OF THE CONFERENCE CALL AND WEBCAST:
Thursday,  16th November 2006
14.00h (Madrid) 13.00h (London)
SUMMARY:
Listen only mode Intervention followed by a Questions and Answer Session
Dial in number (on Spain):    +34 91 789 5140
Dial in number (rest of countries):    +44 (0) 207 107 0685
Access code not needed
The conference call will be available for 7 days after the 16th November 2006 (until November 23th
2006) on the following number:
Replay details Replay details
Dial in on:   +34 91 787 96 70              Pin number:   181655#
On our website replay will be available for the next 6 months. For any further information please contact the Investor Relations team:
Tlf: 34-91-3485548
e-mail: inversores@repsolypf.com

Pº Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
3rd
3rd
QUARTER 2006
QUARTER 2006
PRELIMINARY RESULTS
PRELIMINARY RESULTS
E-mail: INVERSORES@repsolypf.com
Website: www.repsolypf.com
Investor Relations
Investor Relations
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 16, 2006	By:	/s/ Fernando Ramírez
Name: Fernando Ramírez Title: Chief Financial Officer